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                                                                    Exhibit 99.5

                      WEGMAN, HESSLER, VANDERBURG & O'TOOLE
                                    Suite 345
                          8100 Rockside Woods Boulevard
                              Cleveland, Ohio 44131

                                  July 10, 1997

James C. Fanello and
Dominick C. Fanello
Shiloh Industries, Inc.
402 Ninth Avenue
P.O. Box 2037
Mansfield, Ohio  44905

         Subject: Proposal by MTD to Acquire All Outstanding Shares of Shiloh Industries, Inc. ("SII")

Dear Jim and Mick:

         It is my understanding that the special committee of the Board of Directors of SII has convened and has established a process to consider the MTD proposal for the acquisition of all of the outstanding shares of SII. It is my further understanding that the special committee has retained the law firm of Squire, Sanders & Dempsey to provide independent legal counsel through this process.

         At this point it seems important that we reiterate in writing the understanding which was reached between you and MTD at the June 10, 1997, meeting.

         The MTD understanding of this agreement is as follows:

         (a) That if MTD would make a proposal for the purchase of all of the outstanding non-MTD owned shares of SII you would support this proposal and also sell all of your SII shares to MTD at the $19.00 per share figure.

         (b) MTD represented that, throughout this process, if it purchased your SII shares at the $19.00 per share figure that it would not purchase SII shares from other shareholders at a higher amount.

         (c) If any other independent third parties presented proposals for the purchase of outstanding shares of SII at an amount higher than $19.00 per share that MTD would maintain the right to purchase all of your SII shares at $19.00.

         (d) If a proposal for the purchase of all of outstanding shares of SII was received by an independent party at such a price that MTD would be willing to be a seller, in that event, MTD would release you from the obligation to sell your shares to MTD at $19.00 per share and both you and MTD would be free to sell shares to such a party.

         If this recitation is in accordance with your understanding of the agreement, it would be appreciated if you would indicate so by signing the acknowledgment on the bottom of this letter and returning it to me at your earliest convenience. If your understanding of the agreement is different than as stated herein, it would also be appreciated if you could set forth such differences in writing so that MTD would have ample opportunity to review its options as this process moves forward.


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James C. Fanello
Dominick C. Fanello
July 10, 1997
Page 2

         Thank you for your anticipated cooperation and consideration.

                                                 Very truly yours,

                                                 WEGMAN, HESSLER,
                                                 VANDERBURG & O'TOOLE

                                                 /s/ David J. Hessler

                                                 David J. Hessler

DJH:wjm

                  The undersigned James C. Fanello hereby acknowledges that the captioned letter adequately sets forth the agreement between the undersigned and MTD.

                                                 /s/ James C. Fanello
                                                 -------------------------------
                                                 James C. Fanello